July 29, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Maryse Mills-Apenteng, Special Counsel

Re:     Aspyra, Inc.
Schedule 14C
Filed July 21, 2009 (File No. 001-13268)

Ladies and Gentlemen:

On behalf of Aspyra, Inc. (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of July 28, 2009.

Preliminary Information Statement on Schedule 14C

General Information, page 3

SEC Comment

1.                      We note that you address the question: “What vote was obtained to approve the amendment to thearticles of incorporation described in this information statement?” However, it does not appearthat your information statement pertains to an amendment to your articles of incorporation. Please advise.

Response:

The information statement inadvertently referred to an amendment to the Company’s articles of incorporation. The information statement has been revised to remove the reference.

Temporary Reduction in Exercise Price of Outstanding Warrants, page 4

2.                      Your proposal to reduce the exercise price of your warrants appears to fall within Item 12 ofSchedule 14A which is applicable to you by operation of Item 1 of Schedule 14C. As you havenot included financial information in your information statement, please tell us how you determined that financial statements are not required pursuant to Item 12(f) of Schedule 14A in connection with the reduction in the exercise price of your outstanding warrants to purchase shares of common stock.

Response:

The information statement has been revised to include financial statements in accordance with Item 12(f) of Schedule 14A.

Very Truly Yours,

/s/ Jeff Cahlon